Exhibit 99.1
DEBT COVENANT COMPLIANCE
AS OF APRIL 30, 2012

Adjusted EBITDA:

(in 000s)	LTM (i)	Q1 FY12	Q2 FY12	Q3 FY12	Q4 FY12
Net Income	$9,449	$711	$2,779	$3,316	$2,643
Add Back:
Depreciation and Amortization	6,208	1,572	1,579	1,572	1,485
Income Tax Provision	3,276	100	2,138	2,041	(1,003)
Interest Charges	1,112	311	309	317	175
Non-Cash Charges	4,317	666	558	868	2,225
Adjusted EBITDA	$24,362	$3,360	$7,363	$8,114	$5,525
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (ii)	$4,094
B. Adjusted EBITDA	$24,362
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.17
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio (i)
A. Adjusted EBITDA
1. Consolidated Net Income	$9,449
2. Consolidated Interest Charges	$1,112
3. Provision for income taxes	$3,276
4. Depreciation expenses	$5,686
5. Amortization expenses	$522
6. Non-recurring non-cash reductions of Consolidated Net Income	$4,317
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$24,362
B. Cash payments for taxes	$1,252
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except non-cash interest)	$201
E. Current portion of other long term debt (iii)	$21
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	95.1
Minimum required	1.75x to 1
____________
Notes:

(i)	Last Twelve Months (Most Recent Four Fiscal Quarters)

(ii)	Includes letters of credit of $4.0 million and excludes subordinated debt

(iii)	Represents current portion of other long-term debt as of April 30, 2012